UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to            .

Commission file number: 1-9608

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Brands Inc.

221 River Street

Hoboken, New Jersey 07030

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Information

Exhibits.	The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 23, 2017	/s/ Pascale Thomas
Pascale Thomas, Vice President, Global Benefits

Audited Financial Statements and Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan

December 31, 2016 and 2015 and Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

Newell Rubbermaid 401(k) Savings and Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2016 and 2015 and Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefit Plans Administrative Committee

Newell Rubbermaid 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 23, 2017

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$938,293,221	$904,018,607
Notes receivable from participants	14,784,182	16,369,437
Employer contribution receivable	17,149,433	16,399,740

Total assets	970,226,836	936,787,784

Liabilities
Administrative expenses payable	53,612	61,191

Total liabilities	53,612	61,191

Net assets available for benefits	$970,173,224	$936,726,593

See accompanying notes to financial statements

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

2016
Investment income:
Net appreciation in fair value of investments	$62,358,057
Interest, dividends and other	8,010,457

Total investment income	70,368,514

Interest income on notes receivable from participants	523,011

Contributions:
Participant	32,676,959
Employer	32,291,055
Rollover	5,566,206

Total contributions	70,534,220

Deductions:
Benefits paid to participants	107,069,637
Administrative expenses	909,477

Total deductions	107,979,114

Net increase	33,446,631
Net assets available for benefits—beginning of year	936,726,593

Net assets available for benefits—end of year	$970,173,224

See accompanying notes to financial statements

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements

Year Ended December 31, 2016

Note 1. Description of the Plan

The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the Benefit Plans Administrative Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company, a subsidiary of Newell Brands Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Certain employees of Newell Operating Company and affiliated companies who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined by the Plan document.

Contributions

Subject to legal and Plan limits, participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan document. Participants may also make catch-up contributions if they have attained age 50 before the close of the Plan year. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Participants are also eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Certain participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the retirement savings contribution, if applicable, (b) the transition retirement contribution, if applicable, and (c) Plan earnings (which are net of investment management expenses). Allocations are based on participant earnings or account balances, as defined. Additionally, participant accounts are assessed a quarterly fixed fee as consideration for services provided by the trustee and recordkeeper, as well as transaction specific fees, such as loan origination, brokerage and shipping fees, which are directly assessed against the account of the participant initiating the transaction.

Vesting and Forfeitures

Participants are immediately vested in their contributions and Company matching contributions. The retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of vesting service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $237,538 and $647,888 at December 31, 2016 and 2015, respectively. Forfeitures of $628,502 were used to reduce the Company’s retirement savings contribution for 2016 made primarily in March 2016, which represented substantially all of the forfeitures available as of December 31, 2015.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding any account balance associated with Qualified Voluntary Employee Contributions (as defined by the Plan document). Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2016 ranged from 3.25% to 10.0%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. The Plan’s common/collective trust fund investments, including the common/collective trust fund investments that are included in the INVESCO Stable Value Fund (the “Fund”), are valued at their net asset value per unit as a practical expedient as reported by the fund manager of the collective trust.

The Fund is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Fund accomplishes these objectives through the wrapper contracts which guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. See Note 5 for further information regarding the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded within the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are generally paid by the Plan’s participants at the Company’s discretion. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper directly against participant accounts as consideration for services provided to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification (“ASC”) 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016. The Plan adopted ASU 2015-07 in the current year. Since the provisions of ASU 2015-07 require only additional disclosures concerning plan assets, its adoption did not affect the Plan’s financial statements (see Note 3 for disclosures related to the adoption of ASU 2015-07).

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting : Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient . ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part 1 does not apply to the Plan. ASU 2015-12 Part II simplifies the investment disclosure requirements, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016. The Plan adopted ASU 2015-12 in the current year and as such, prior period amounts have been reclassified to conform with the current year presentation.

Fair Value Measurements

In accordance with the FASB ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2:	Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Fair value is based on unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mutual funds and common stock: The fair value is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

Common/collective trust funds: The investments underlying the common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on NAV per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

INVESCO Stable Value Fund: The fair value of the Fund equals contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses (see Note 2). The investments that are included in the Fund are valued at their net asset value per unit as a practical expedient as reported by the fund manager of the collective trust. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

Self-directed brokerage accounts: The accounts are comprised of common stock investments, mutual fund investments, investments in a short-term interest fund and other investments. The fair values of the mutual fund, common stock and electronically traded fund investments are determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Other investments are classified as Level 2 based on trading frequency.

Note 3. Fair Value Measurements

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Fair Value Measurements
	Level 1	Level 2	Level 3	Subtotal	NAV-based assets (1)	Total

Company Stock	$70,097,627	$—	$—	$70,097,627	$—	$70,097,627
Mutual Funds	104,191,604	—	—	104,191,604	—	104,191,604
Common/collective trust funds	—	—	—	—	611,772,975	611,772,975
INVESCO Stable Value Fund	—	—	—	—	143,147,574	143,147,574
Self-directed brokerage accounts	6,988,169	2,095,272	—	9,083,441	—	9,083,441

Total investments measured at fair value	$181,277,400	$2,095,272	$—	$183,372,672	$754,920,549	$938,293,221

	December 31, 2015
	Fair Value Measurements
	Level 1	Level 2	Level 3	Subtotal	NAV-based assets (1)	Total

Company Stock	$77,559,735	$—	$—	$77,559,735	$—	$77,559,735
Mutual Funds	105,470,041	—	—	105,470,041	—	105,470,041
Common/collective trust funds	—	—	—	—	568,790,604	568,790,604
INVESCO Stable Value Fund	—	—	—	—	143,018,540	143,018,540
Self-directed brokerage accounts	6,906,387	2,192,864	—	9,099,251	—	9,099,251
Cash and cash equivalents	80,436	—	—	80,436	—	80,436

Total investments measured at fair value	$190,016,599	$2,192,864	$—	$192,209,463	$711,809,144	$904,018,607

(1)	The NAV-based assets are generally redeemable on a daily basis with a one day notice with no restrictions and there are no unfunded commitments.

Note 4. Investment Contracts held in the INVESCO Stable Value Fund

The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust (i.e. common/collective trust funds) for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value of the underlying investments for participant-initiated events. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contract fails to perform in accordance with the wrapper contract, the value of the Plan’s investments in the Fund and the value of the wrapper contract would be subject to additional market gains and losses.

The crediting rates are typically reset on a monthly or quarterly basis and are based on the market value and performance of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Because changes in market interest rates affect the yield-to-maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Gains and losses in the fair value of the wrapper contracts (inclusive of the underlying investments in the common/collective trust funds) relative to their contract value are included in the “Adjustment from fair value to current value” in the Reconciliation of Financial Statements to Form 5500 (see Note 9). If the adjustment from current value to fair value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from current value to fair value is negative, this indicates that the wrapper contract value is less than its fair value. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a business unit) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

The Plan Administrator may elect to liquidate the Plan’s investments in the Fund in whole or in part generally upon advance notice of 10 days to INVESCO, with the proceeds paid within 60 days thereafter. Any such liquidation from the Fund may cause the Plan to incur termination or other withdrawal-related costs. There are currently no restrictions on participant-directed withdrawals from the Fund.

Note 5. Related-Party Transactions and Party-In-Interest Transactions

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Company elects to pay such expenses directly.

Certain Plan investments are shares of common stock of Newell Brands Inc., the ultimate parent of the Company. These investments have values of $70,097,627 and $77,559,735, respectively, at December 31, 2016 and 2015.

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 5, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments. The Plan’s primary credit risk is associated with the banks and insurance companies that are counterparties to the four wrapper contracts. As of December 31, 2016, the maximum amount of loss associated with a single counterparty to a wrapper contract is $29,610,590.

9. Reconciliation of Financial Statements to Form 5500

	December 31,
	2016	2015
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$970,173,224	$936,726,593
Adjustment from fair value to current value for common/collective trust funds and the stable value fund	2,567,165	3,927,215

Net assets available for benefits at year-end per Form 5500	$972,740,389	$940,653,808

Year Ended December 31, 2016
Changes in net assets available for benefits:
Net increase as reported in the accompanying financial statements	$33,446,631
Change in adjustment from fair value to current value for common/collective trust funds and the stable value fund	(1,360,050)

Net increase per Form 5500	$32,086,581

The accompanying financial statements present the common collective trusts and the INVESCO Stable Value Fund at fair value. The Form 5500 requires this fund to be reported at current value. Therefore, the adjustment from fair value to current value represents a reconciling item.

SUPPLEMENTAL SCHEDULE

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, Line 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #36-1953130 PLAN #012

DECEMBER 31, 2016

(A)	(B)	(C)	(D)	(E)
	Identity of Issue	Description of Investment		Current Value
	Lazard International Strategic Eqty Portfolio-Inst	Mutual Fund	***	$3,310,041
	Dodge & Cox International Stock Fund	Mutual Fund	***	51,890,673
	JPMorgan Core Plus Bond-R6	Mutual Fund	***	48,990,890
*	Newell Brands Inc.	Common Stock	***	70,097,627
	LSV Large Cap Value	Common/Collective Trust	***	57,709,862
	Kennedy Capital Management Small Cap Core-A	Common/Collective Trust	***	92,023,894
	BlackRock U. S. Debt Index- T	Common/Collective Trust	***	24,592,288
	BlackRock S&P 500 Equity Index- T	Common/Collective Trust	***	84,427,444
	BlackRock Extended Equity Market Fund- K	Common/Collective Trust	***	24,365,934
	BlackRock ACWI ex-U. S. IMI Index-M	Common/Collective Trust	***	24,196,456
	BLACKROCK RUSSELL 1000 GROWTH F	Common/Collective Trust	***	98,926,699
	Vanguard Target Retirement Fund 2015	Common/Collective Trust	***	18,385,725
	Vanguard Target Retirement Fund 2020	Common/Collective Trust	***	9,121,446
	Vanguard Target Retirement Fund 2025	Common/Collective Trust	***	49,625,689
	Vanguard Target Retirement Fund 2030	Common/Collective Trust	***	11,340,917
	Vanguard Target Retirement Fund 2035	Common/Collective Trust	***	49,814,711
	Vanguard Target Retirement Fund 2040	Common/Collective Trust	***	6,035,068
	Vanguard Target Retirement Fund 2045	Common/Collective Trust	***	47,104,164
	Vanguard Target Retirement Fund 2050	Common/Collective Trust	***	5,159,266
	Vanguard Target Retirement Fund 2055	Common/Collective Trust	***	6,551,803
	Vanguard Target Retirement Fund 2060	Common/Collective Trust	***	2,391,609
	Various Non-Employer Common Stock	Self Directed Brokerage Accounts	***	4,663,182
	Various Mutual Funds	Self Directed Brokerage Accounts	***	1,636,754
	Other	Self Directed Brokerage Accounts	***	2,485,344
	Partnership Assets	Self Directed Brokerage Accounts	***	298,161
	INVESCO Stable Value Fund**:
	Dreyfus	Short-Term Interest Fund	***	2,790,309
	INVESCO Intermediate Government Fund	Common/Collective Trust	***	28,254,414
	Jennison AAA Intermediate Fund	Common/Collective Trust	***	28,548,355
	INVESCO Short-Term Bond Fund	Common/Collective Trust	***	65,051,310
	PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	***	21,070,351

	Total Investments at Fair Value			940,860,386
*	Notes receivable from participants	Various maturities, interest rates from 3.25% to 10.0%	N/A	14,784,182

	Total Investments Held at End of Year			$955,644,568

*	Denotes a party-in-interest.
**	Fair value totals $143,147,574.
***	Cost not required for participant directed.